Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-280210, 333-280210-01, 333-280210-02, 333-280210-03

Relating to Preliminary Prospectus Supplement dated September 23, 2024 to Prospectus dated June 14, 2024

Pricing Term Sheet

Invitation Homes Operating Partnership LP

$500,000,000 4.875% Senior Notes due 2035

September 23, 2024

Issuer:	Invitation Homes Operating Partnership LP

State of Formation:	Delaware

Guarantors:	Invitation Homes Inc. Invitation Homes OP GP LLC IH Merger Sub, LLC

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2/BBB/BBB+ (Stable/Stable/Stable)

Security:	4.875% Senior Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	February 1, 2035

Interest Rate:	4.875% per annum

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2025

Price to Public:	98.855% of the aggregate principal amount

Yield to Maturity:	5.019%

Benchmark Treasury:	3.875% due August 15, 2034

Spread to Benchmark Treasury:	T + 128 basis points

Benchmark Treasury Price / Yield:	101-03+ / 3.739%

Optional Redemption:	Prior to November 1, 2034 (three months prior to the Maturity Date of the Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 20 basis points (calculated as though the actual Maturity Date of the Notes was November 1, 2034), plus accrued and unpaid interest to, but not including, the redemption date. On and after November 1, 2034 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	September 23, 2024

Settlement Date:	September 26, 2024 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding their date of delivery should consult their own advisors.

CUSIP/ISIN:	46188B AG7 / US46188BAG77

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

PNC Capital Markets LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

BofA Securities, Inc.

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

Truist Securities, Inc.

Citigroup Global Markets Inc.

Raymond James & Associates, Inc.

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The Issuer and Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer and Guarantors have filed with the SEC for more complete information about the Issuer and Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: PNC Capital Markets LLC, toll-free at 855-881-0697; Deutsche Bank Securities Inc., toll-free at 1-800-503-4611; Mizuho Securities USA LLC, toll-free at 1-866-271-7403; or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751.

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